Exhibit 21.1
List of Subsidiaries

Entity Name	Jurisdiction of Organization

Fifth Street Capital LLC	New York

Fifth Street EIV II, LLC	Delaware

Fifth Street Holdings L.P.	Delaware

Fifth Street Management LLC	Delaware

FSC CT LLC	Connecticut

FSC LLC	New York

FSC Midwest LLC	Illinois

Fifth Street Capital West LLC	California

FSCO GP LLC	Delaware

MMKT Exchange LLC	Delaware

Fifth Street CLO Management	Delaware

FSC FL LLC	Florida